                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     EVANS & SUTHERLAND COMPUTER CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.20 Par Value
                         (Title of Class of Securities)

                                    299096107
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 20 Pages
                            Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP NO. 299096107                                           PAGE 2 OF 20 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 GEORGE SOROS (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                333,200
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  333,200
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           333,200

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           3.84%

14       Type of Reporting Person*

         IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 299096107                                           PAGE 3 OF 20 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power

  Number of                                230,800
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  230,800
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           230,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 / /

13       Percent of Class Represented By Amount in Row (11)

                                           2.66%

14       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 299096107                                           PAGE 4 OF 20 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                230,800
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  230,800
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           230,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 / /

13       Percent of Class Represented By Amount in Row (11)

                                           2.66%

14       Type of Reporting Person*

         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 299096107                                           PAGE 5 OF 20 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                                   a.  / /
                                                   b.  /x/

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                230,800
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  230,800
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           230,800

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                 / /

13       Percent of Class Represented By Amount in Row (11)

                                           2.66%

14       Type of Reporting Person*

         IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

    This statement on Schedule 13D relates to shares of common stock, $0.20 par value (the "Shares"), of Evans & Sutherland Computer Corporation (the "Issuer"). The address of the principal executive office of the Issuer is 600 Komas Drive, Salt Lake City, Utah 84108.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed on behalf of:

i) George Soros ("Mr. Soros"), in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM");

ii)  Winston Partners, L.P. ("Winston");

iii) Chatterjee Fund Management, L.P. ("CFM"), in its capacity as the sole general partner of Winston; and

iv) Purnendu Chatterjee ("Dr. Chatterjee") in his capacity as the sole general partner of CFM

     (collectively, the "Reporting Persons").

                              The Reporting Persons

Mr. Soros

     This statement is being filed on behalf of Mr. Soros in his capacity as sole proprietor of SFM. This statement relates to Shares held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). Quantum Partners is an institutional client of SFM and has granted investment discretion to SFM pursuant to an investment advisory contract (the "SFM Contract"). The principal office of Quantum Partners is at Kaya Flamboyan 9, Curacao, Netherlands Antilles.

     SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quantum Partners. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself.

     The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

     Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including Shares, held for the account of Quantum Partners as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities. The filing of this Statement shall not be construed as an admission that Mr. Soros is, for the purposes of Section 13(d) or 13(g) of the 1934 Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares not held directly by him.

     During the past five years, none of Quantum Partners, Mr. Soros and any other person whose identity must be disclosed pursuant to this Item 2 has been
(a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Winston, CFM and Dr. Chatterjee

     This statement also relates to Shares acquired at the direction of Dr. Chatterjee for the account of Winston. Winston is a Delaware limited partnership which is principally engaged in investing in securities. CFM is a Delaware limited partnership and the general partner of Winston. The sole business purpose of CFM is to serve as the sole general partner of Winston. The principal office of Winston and CFM is located at 888 Seventh Avenue, 30th floor, New York, New York 10106. During the past five years, neither Winston nor CFM has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Dr. Chatterjee is the sole general partner of CFM, the sole general partner of Winston. The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee's principal business address is located at 888 Seventh Avenue, 30th floor, New York, New York 10106.

     On January 13, 1993, the Securities and Exchange Commission (the "Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the 1934 Act, and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the 1934 Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee has not been convicted in any criminal proceeding.

     Pursuant to regulations promulgated under Section 13(d) of the 1934 Act, Dr. Chatterjee, as the sole general partner of CFM and the person ultimately in control of Winston, and CFM, as the sole general partner of Winston, may each be deemed a beneficial owner of securities, including the Shares, held by Winston. The filing of this Statement shall not be construed as an admission that Dr. Chatterjee is, for the purposes of Section 13(d) or 13(g) of the 1934 Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares not held directly by him.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Quantum Partners expended $2,639,402.47 of its working capital and Winston expended $1,822,828.32 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for their respective accounts during the past 60 days. The Shares held by each of Quantum Partners and Winston may be held through margin accounts maintained for each party with Arnhold and
S. Bleichroeder, Inc. or other brokers, which extend margin credit to each party as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired all of the Shares reported herein as being beneficially owned by them for investment purposes. None of the Reporting Persons and, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) Mr. Soros (as the sole proprietor and the person ultimately control of SFM) may be deemed to be the beneficial owner of the 333,200 Shares held for the account of Quantum Partners (representing 3.84% of the total Shares currently outstanding).

         (ii) Winston may be deemed the beneficial owner of the 230,800 Shares currently held for its account. CFM, as the sole general partner of Winston, and Dr. Chatterjee, as the sole general partner of CFM, may each be deemed to be the beneficial owners of the 230,800 Shares held for the account of Winston (representing 2.66% of the total Shares currently outstanding).

     Stanley F. Druckenmiller, a Managing Director of SFM, also serves as President and Chairman of the Board of Directors of Priority Investment Management Inc. ("Priority"), a registered investment adviser. Accounts of investment advisory clients over which Priority exercises investment discretion hold 50,000 Shares (approximately 0.58% of the total number of Shares outstanding). By reason of his position with Priority, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the 1934 Act, of all such Shares. Each of Mr. Soros, Winston, CFM, and Dr.
Chatterjee expressly dislaims beneficial ownership of any Shares held by or for the account of Priority.

     (b) (i) Mr. Soros may be deemed to have sole power to vote and dispose of the 333,200 Shares held for the account of Quantum Partners by reason of the SFM Contract.

         (ii) Dr. Chatterjee, as the sole general partner of the sole general partner of Winston, may be deemed to have the sole power to vote and dispose of the 230,800 Shares held for the account of Winston.

     (c) A schedule identifying all transactions involving the Shares effected for the account of each of Quantum Partners and Winston, since June 30, 1995 (the 60 days prior to the date hereof) is included as Annex B hereto which is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in conventional brokerage transactions on the Nasdaq National Market. Except for the transactions listed in Annex B, there have been no transactions with respect to the Shares since June 30, 1995, (60 days prior to the date hereof) by the Reporting Persons or other persons identified in response to Item 2.

     (d) (i) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, the Shares held for the account of Quantum Partners.

         (ii) The partners of Winston have the right to receive dividends from, or proceeds for the sale of, the Shares held for the account of Winston.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Dr. Chatterjee has reached understandings with Quantum Partners pursuant to which Dr. Chatterjee will furnish to Quantum Partners recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any profits with respect to Shares held for the account of Quantum Partners.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Joint Filing Agreement, dated as of August 31, 1995, by and among George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Purnendu Chatterjee.

     (b) Power of Attorney, dated October 27, 1994, granted by George Soros in favor of Sean C. Warren.

     (c) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz.

     (d) Power of Attorney, dated November 18, 1994, granted by Winston Partners, L.P. in favor of Peter A. Hurwitz.

     (e) Power of Attorney, dated November 18, 1994, granted by Chatterjee Fund Management, L.P. in favor of Peter A. Hurwitz.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 31, 1995                          GEORGE SOROS

                                         By: /s/ Sean C. Warren
                                            ----------------------------------
                                            Sean C. Warren, Attorney-in-fact


August 31, 1995                          WINSTON PARTNERS, L.P.

                                         By: /s/ Peter A. Hurwitz
                                            ----------------------------------
                                            Peter A. Hurwitz, Attorney-in-fact


August 31, 1995                          CHATTERJEE FUND MANAGEMENT, L.P.

                                         By: /s/ Peter A. Hurwitz
                                            ----------------------------------
                                            Peter A. Hurwitz, Attorney-in-fact


August 31, 1995                          PURNENDU CHATTERJEE

                                         By: /s/ Peter A. Hurwitz
                                            ----------------------------------
                                            Peter A. Hurwitz, Attorney-in-fact

                                     ANNEX A

     The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                             Scott K. H. Bessent
                             Walter Burlock
                             Stanley Druckenmiller
                             Arminio Fraga
                             Gary Gladstein
                             Robert K. Jermain
                             Donald H. Krueger
                             Elizabeth Larson
                             Jay Misra
                             Gabriel S. Nechamkin
                             Steven Okin
                             Dale Precoda
                             Lief D. Rosenblatt
                             Mark D. Sonnino
                             Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     ANNEX B
                       RECENT TRANSACTIONS IN COMMON STOCK
                                       OF
                     EVANS & SUTHERLAND COMPUTER CORPORATION

    For the Account of    Date of Transaction    Nature of Transaction    Number of Shares    Price per Share($)
    ------------------    -------------------    ---------------------    ----------------    ------------------
 Quantum Partners               8/02/95                Purchase                   3,500                 16.379
 LDC.(1)                        8/09/95                Purchase                     900                 18.275
                                8/10/95                Purchase                   5,100                 18.337
                                8/15/95                Purchase                   2,400                 18.306
                                8/16/95                Purchase                   2,900                 18.150
                                8/17/95                Purchase                   1,000                 18.150
                                8/18/95                Purchase                  34,300                 18.134
                                8/21/95                Purchase                  70,300                 18.150
                                8/23/95                Purchase                   3,000                 18.125
                                8/24/95                Purchase                     200                 18.225
                                8/25/95                Purchase                     100                 18.225
                                8/28/95                Purchase                  15,000                 18.350
                                8/30/95                Purchase                   6,800                 18.116

    For the Account of    Date of Transaction    Nature of Transaction    Number of Shares    Price per Share($)
    ------------------    -------------------    ---------------------    ----------------    ------------------
 Winston Partners,              8/02/95                Purchase                   2,500                 16.379
 L.P.(2)                        8/09/95                Purchase                     600                 18.275
                                8/10/95                Purchase                   3,500                 18.337
                                8/15/95                Purchase                   1,600                 18.306
                                8/16/95                Purchase                   2,000                 18.150
                                8/17/95                Purchase                     700                 18.150
                                8/18/95                Purchase                  23,900                 18.134
                                8/21/95                Purchase                  48,800                 18.150
                                8/23/95                Purchase                   2,100                 18.125
                                8/24/95                Purchase                     100                 18.225
                                8/28/95                Purchase                  10,000                 18.350
                                8/30/95                Purchase                   4,700                 18.116

- -------------------------
(1)    Transactions effected at the direction of SFM.

(2)    Transactions effected at the direction of Dr. Chatterjee.

                                INDEX OF EXHIBITS

EXHIBIT                                                                  PAGE
- -------                                                                  ----
  (a)     Joint Filing Agreement, dated as of August 31, 1995, by
          and among George Soros, Winston Partners, L.P.,
          Chatterjee Fund Management, L.P. and Purnendu Chatterjee.

  (b)     Power of Attorney, dated October 27, 1994 granted by
          George Soros in favor of Sean C. Warren.

  (c)     Power of Attorney, dated May 31, 1995, granted by
          Purnendu Chatterjee in favor of Peter Hurwitz.

  (d)     Power of Attorney, dated November 18, 1994, granted by
          Winston Partners, L.P. in favor of Peter A. Hurwitz.

  (e)     Power of Attorney, dated November 18, 1994, granted by
          Chatterjee Fund Management, L.P. in favor of Peter A.
          Hurwitz.